EXHIBIT 99.1

For Immediate Release 22-36-TR	Date:	June 14, 2022

Teck Announces Early Results of Cash Tender Offer, Acceptance of US$650 Million Principal Amount of Notes and Other Amendments to Previously Announced Tender Offer

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the early results of the previously announced tender offer (as amended and supplemented, the “Tender Offer”) to purchase certain of its outstanding notes (collectively, the “Notes” and each a “Series” of Notes) identified in Teck’s Offer to Purchase (as defined below). Teck also announced that it has amended the Tender Offer to increase the aggregate maximum principal amount of Notes that may be accepted for purchase in the Tender Offer from US$500 million to US$650 million (as so increased, the "Revised Aggregate Maximum Tender Amount").

In addition to the Revised Aggregate Maximum Tender Amount amendment noted above, Teck amended the Tender Offer as follows:

•	extended the Expiration Date to one minute after 11:59 p.m., New York City time, on June 28, 2022 (originally June 22, 2022); and
•	terminated the Tender Offer with respect to its 5.400% Notes due 2043, 5.200% Notes due 2042 and 3.900% Notes due 2030 (the “Termination”).

The table below identifies, as of 5:00 p.m., New York City time, on June 13, 2022 (the “Early Tender Deadline”), the principal amount of Notes validly tendered and not validly withdrawn for each Series with respect to which Teck intends to accept Notes for purchase:

Acceptance Priority Level	Title of Security	CUSIP/ISIN	Principal Amount Outstanding Prior to the Tender Offer	Principal Amount Tendered (1)	Approximate Proration Factor
1	6.250% Notes due 2041	878742AW5 / US878742AW53	US$794,717,000	US$390,553,000	100%
2	6.125% Notes due 2035	878742AE5 / US878742AE55	US$609,355,000	US$249,283,000	100%
3	6.000% Notes due 2040	878742AS4 / US878742AS42	US$490,670,000	US$ 204,211,000	5.0%

(1)	As of the Early Tender Deadline.
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Teck intends to accept for purchase US$650 million aggregate principal amount of Notes, which is the Revised Aggregate Maximum Tender Amount, validly tendered (and not validly withdrawn) on or before the Early Tender Deadline, subject to all conditions to the Tender Offer having been either satisfied or waived by Teck. These Notes will be purchased on the “Early Settlement Date”, which is currently expected to occur on June 16, 2022, subject to all conditions to the Tender Offer having been either satisfied or waived by Teck.

The amount of each Series of Notes that is to be purchased on the Early Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer to Purchase dated May 24, 2022 (as amended and supplemented by this news release and Teck’s news release dated June 7, and as it may be further amended or supplemented, the “Offer to Purchase”), subject to the Revised Aggregate Maximum Tender Amount. It is expected that the 6.250% Notes due 2041 and the 6.125% Notes due 2035 accepted for purchase will not be subject to proration and the 6.000% Notes due 2040 accepted for purchase will be subject to a proration factor of approximately 5.0%. Since the Tender Offer was fully subscribed as of the Early Tender Deadline, holders who validly tender Notes after such date and on or before the Expiration Date will not have any of their Notes accepted for purchase.

Notes tendered in the Tender Offer that have not been accepted for purchase due to proration or the Termination will be returned promptly to the tendering holders.

Holders of Notes validly tendered and not validly withdrawn on or before the Early Tender Deadline and accepted for purchase will be eligible to receive the applicable Total Tender Offer Consideration (as defined in the Offer to Purchase), which includes an Early Tender Premium (as defined in the Offer to Purchase) of US$50 per US$1,000 principal amount of Notes. The applicable Total Tender Offer Consideration will be determined by reference to a fixed spread specified for such Series of Notes over the yield based on the bid-side price of the applicable Reference U.S. Treasury Security, as described in the Offer to Purchase. The Total Tender Offer Consideration will be calculated by the Dealer Managers (identified below) for the Tender Offer at 10:00 a.m., New York City time, on June 14, 2022. In accordance with the terms of the Tender Offer, the withdrawal deadline was 5:00 p.m., New York City time, on June 7, 2022. As a result, tendered Notes may no longer be withdrawn, except in the limited circumstances described in the Offer to Purchase.

All payments for Notes tendered on or before 5:00 p.m., New York City time, on June 13, 2022 (the “Early Tender Deadline”) that are purchased by Teck will also include accrued and unpaid interest on the principal amount of Notes tendered and accepted for purchase from the last interest payment date applicable to the relevant Series of Notes up to, but not including, the Early Settlement Date.

Except as set forth herein, all other terms and conditions of the Tender Offer described in the Offer to Purchase remain unchanged.

J.P. Morgan Securities LLC and TD Securities (USA) LLC are the Lead Dealer Managers and Barclays Capital Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc. are the Co-Dealer Managers for the Tender Offer. Global Bondholder Services Corporation is the Tender Agent and Information Agent. Persons with questions regarding the Tender Offer should contact J.P. Morgan Securities LLC at (toll-free) (866) 834--4666 or TD Securities (USA) LLC (toll-free) at (866) 584-2096. Requests for copies of the Offer to Purchase and related materials should be directed to Global Bondholder Services Corporation at (+1) (212) 430-3774, (toll-free) (855) 654-2015 or contact@gbsc-usa.com. Questions regarding the tendering of Notes may be directed to Global Bondholder Services Corporation at (toll-free) (855) 654-2015.

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This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Tender Offer is made only by the Offer to Purchase and the information in this news release is qualified by reference to the Offer to Purchase. There is no separate letter of transmittal in connection with the Offer to Purchase. None of Teck, its boards of directors, the Dealer Managers, the Tender Agent and Information Agent or the trustee, with respect to any Notes is making any recommendation as to whether holders should tender any Notes in response to the Tender Offer, and neither Teck nor any such other person has authorized any person to make any such recommendation.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offer, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and settlement dates thereof; and the satisfaction or waiver of certain conditions of the Tender Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Tender Offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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